FIDUCIARY
MANAGEMENT, INC.
Investment Counsel

FMI COMMON STOCK FUND, INC. (FMIMX)
Month-End Performance Summary

12/31/2006

Month-to-Date		1.72%
3 Month		7.72%
Calendar Year-to-Date		17.14%
Fiscal Year-to-Date		7.72%
1 Year		17.14%
3 Year Annualized		15.06%
5 Year Annualized		12.24%
10 Year Annualized		12.64%
15 Year Annualized		13.20%
20 Year Annualized		12.12%
25 Year Annualized		13.36%
Since Inception Annualized	(12/18/1981)	13.34%

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance since the above time period may be higher or lower than the performance quoted.

For more information about the FMI Family of Funds, including fees and expenses, call (800) 811-5311 for a free prospectus (also available from this website). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.